82-4154

Registration No. 4154


05005155

Komu *Attention*	***Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549***	tel.: fax:	001202942952 5
Od *From*	**KOMERČNÍ BANKA, a. s.** **P.O. BOX 839** **114 07 PRAHA 1**	tel.: fax:	+420222432005 +420224229483
Kopie *cc*			
Datum *Date*	7. 1. 2005		
Stran *Pages*	**2 (including this page)**		
	Telefonní kontakt pro případ nedošlých stránek *In case of missing pages please call*	tel.:	+420222432005

Věc
Subject

Dislosure duty – Shareholders

Dear Sirs,

Pursuant to Act No. 256/2004 Coll. subsection 120(4) and Rules of Prague Stock Exchange subsection III(Harmonogram)(E)(d) please be informed about shareholders of Komeční banka, a.s.

Yours Sincerely,

Sylva Floriková
Head of Compliance

dlw 1/13



THE PRINCIPAL SHAREHOLDERS OF KOMERCNI BANKA, a. s.

as of 31. 12. 2004

SHAREHOLDER	HEAD OFFICE	NUMBER OF SHARES	PROPORTION OF EQUITY
SOCIETE GENERALE S.A.	29 BLD HAUSSMANN, PARIS	22,940,227	60.353%
BANK OF NEW YORK ADR DEPARTMENT	101 Barclay Street, New York	2,152,773	5.664%
OTHER SHAREHOLDERS		12,916,852	33.983%